

July 12, 2010

Mr. Bradley E. Hughes
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-04329**

Dear Mr. Hughes:

We have reviewed your response letter dated June 16, 2010 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1 – Significant Accounting Policies, page 39
Earnings (Loss) Per Common Share, page 41

1.   We note your response to prior comment five. Please provide similar clarifying information in future filings.

Note 18 – Contingent Liabilities, page 65
Cooper Chengshan Acquisition, page 66

2.   We note your response to prior comment eight. With reference to the specific portions of the respective literature you relied on please provide us with your comprehensive analysis supporting your accounting treatment of your obligation to purchase the 49% minority interest at a minimum purchase price of $62.7 million. Please address under what circumstances you would be obligated to pay more than the minimum purchase price of $62.7 million. Additionally, please tell us the carrying amount of your non-controlling interest in Cooper Chengshan as of each period presented and as of March 31, 2010.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865, Jeanne Baker at (202) 551-3691 or me at (202) 551-3689 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant